UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Rx Safes, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

78348J105
(CUSIP Number)

SUSAN KUTZNER
15 Christina Landing – Unit 1209
Wilmington, DE 19801
USA
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 78348J105

Schedule 13D

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only):

Susan Kutzner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

	(a)	[ ]
	(b)	[ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER
NUMBER OF
SHARES		33,685,000(1)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		21,485,000 (2)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,485,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8% (3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)

Includes 9,258,000 shares of common stock of the Issuer held in her name, and 122 shares of Series B Preferred Stock of the Issuer held in his name that have the right to cast 200,000 votes for each share held of record on all matters submitted to a vote of holders of the Issuer’s common stock.

(2)

Includes 9,285,000 shares of common stock of the Issuer held in her name and 122 shares of Series B Preferred Stock of the Issuer that may be converted into 10,200,000 shares of common stock of the Issuer.

(3)

Based on a total of 274,506,244 shares of the Issuer’s common stock outstanding as of October 19, 2015, including the derivative securities set forth in Note 1 above which are deemed outstanding for purposes of computing the percentage of outstanding securities on this Schedule 13D.

Item 2. IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by Susan Kutzner, a citizen of The United States (the “Reporting Person”). The Reporting Person is a more than 5% shareholder and a Director of the Company. The Reporting Person’s business address is 15 Christina Landing, Unit 1209, Wilmington, DE 19801

During the last ten years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On September 25, 2015, the Reporting Person acquired 122 shares of Series B Convertible Preferred Stock of the Issuer for consideration of $0.001 per share.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the disclosure set forth under Items 3, 5 and 7 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Certificate of Designation. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2015.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 20, 2015	By:	/s/ Susan Kutzner
Susan Kutzner